EXHIBIT 99.1

STRONG MOMENTUM SETS THE FOUNDATION FOR FUTURE GROWTH
2022 GUIDANCE ON THE TRAJECTORY TO REACH 2023 EBITDA TARGET

•Total shipments of 11,155 units, up 22.3% versus FY 2020 and 10.1% versus FY 2019
•Net revenues of Euro 4,271 million, up 23.4% versus prior year and up 13.4% versus FY 2019
•EBITDA(1) of Euro 1,531 million, up 34.0% versus prior year and up 20.6% versus FY 2019.
EBITDA(1) margin of 35.9% in FY 2021.
•EBIT of Euro 1,075 million, up 50.2% versus prior year and up 17.2% versus FY 2019.
EBIT margin of 25.2% in FY 2021.
•Net profit of Euro 833 million and diluted EPS(1) at Euro 4.50
•Robust industrial free cash flow(1) generation of Euro 642 million

“Our record 2021 financial results demonstrate once more the strength of our business model. We carefully managed an impressive order intake in line with our strategy to pursue controlled growth and preserve brand exclusivity” – the CEO Benedetto Vigna commented – “We recorded double-digit growth across all main financial indicators exceeding our guidance, and an even more exceptional EBITDA margin at a record level of 35.9%. Building on strong momentum, we are eager to seize the opportunities ahead and look forward to sharing our future plans on June 16 in Maranello at our Capital Markets Day”.

For the three months ended				(In Euro million,	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2021	2020	Change			2021	2020	Change
2,949	2,679	270	10%	Shipments (in units)	11,155	9,119	2,036	22%
1,172	1,069	103	10%	Net revenues	4,271	3,460	811	23%
398	372	26	7%	EBITDA(1) / Adj. EBITDA(1)	1,531	1,143	388	34%
33.9%	34.7%	(80 bps)		EBITDA(1) / Adj. EBITDA(1) margin	35.9%	33.0%	290 bps
265	251	14	6%	EBIT / Adj. EBIT(1)	1,075	716	359	50%
22.6%	23.5%	(90 bps)		EBIT / Adj. EBIT(1) margin	25.2%	20.7%	450 bps
214	263	(49)	(18%)	Net profit	833	609	224	37%
214	188	26	14%	Adj. net profit(1)	833	534	299	56%
1.16	1.42	(0.26)	(18%)	Basic EPS (in Euro)	4.50	3.29	1.21	37%
1.16	1.41	(0.25)	(18%)	Diluted EPS (in Euro)	4.50	3.28	1.22	37%
1.16	1.01	0.15	15%	Adj. basic EPS(1) (in Euro)	4.50	2.88	1.62	56%
1.16	1.01	0.15	15%	Adj. diluted EPS(1) (in Euro)	4.50	2.88	1.62	56%

1Refer to specific paragraph on non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), February 2, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(2) for the fourth quarter and twelve months ended December 31, 2021.

Shipments(3)(4)

For the three months ended				Shipments	For the twelve months ended
December 31,				(units)	December 31,
2021	2020	Change			2021	2020	Change
1,388	1,308	80	6%	EMEA	5,492	4,818	674	14%
721	690	31	4%	Americas	2,831	2,325	506	22%
290	275	15	5%	Mainland China, Hong Kong and Taiwan	899	456	443	97%
550	406	144	35%	Rest of APAC	1,933	1,520	413	27%
2,949	2,679	270	10%	Total Shipments	11,155	9,119	2,036	22%

Shipments totaled 11,155 units in 2021, up 2,036 units or 22.3% versus the prior year.
Sales of 8 cylinder models (V8) were up 34.6%, while 12 cylinder models (V12) were down 16.1% mainly due to reduced volume of the 812 Superfast, which was phased out in the year. Shipments during the year were driven by the F8 family, together with the Ferrari Roma and the SF90 Stradale which reached global distribution. Throughout the year the Ferrari Portofino M and the SF90 Spider were in ramp up phase. The deliveries of the Ferrari Monza SP1 and SP2 were higher compared to the prior year, in line with planning, and reaching the end of production.
All geographic regions posted double digit growth, with EMEA(4) up 14.0%, Americas(4) increased by 21.8%, Rest of APAC(4) by 27.2% and Mainland China, Hong Kong and Taiwan almost doubling (up 97.1%) on an easy comparison versus the prior year.

2These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
3Excluding the XX Programme, racing cars, one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and the other European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia

Total net revenues

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2021	2020	at constant			2021	2020	at constant
		currency					currency
954	870	10%	11%	Cars and spare parts(5)	3,573	2,835	26%	29%
44	54	(17%)	(17%)	Engines(6)	189	151	26%	26%
154	125	24%	26%	Sponsorship, commercial and brand(7)	431	390	10%	13%
20	20	(5%)	(8%)	Other(8)	78	84	(7%)	(5%)
1,172	1,069	10%	11%	Total net revenues	4,271	3,460	23%	26%

Net revenues for 2021 were Euro 4,271 million, up 26.0% at constant currency(1).
Revenues from Cars and spare parts(5) were Euro 3,573 million (up 26.0% or 28.8% at constant currency(1)), thanks to higher volume, strong enrichment of the product mix, together with the positive contribution from personalizations.
The increase in Engines(6) revenues (Euro 189 million, up 25.7%, also at constant currency(1)) was attributable to higher shipments to Maserati and, to a lesser extent, the rental of engines to other Formula 1 racing teams.
Sponsorship, commercial and brand(7) revenues reached Euro 431 million, up 10.4% or 12.9% at constant currency(1) mainly attributable to the more favorable Formula 1 calendar and brand-related activities, partially offset by lower prior year Formula 1 ranking.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative impact of Euro 80 million, mostly related to USD and JPY.

5Includes net revenues generated from shipments of our cars, any personalization net revenues generated on cars, as well as sales of spare parts
6Includes net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
7Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
8Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities

EBITDA(1) and EBIT

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2021	2020		at constant		2021	2020		at constant
			currency					currency
398	372	7%	14%	EBITDA(1)	1,531	1,143	34%	42%
265	251	6%	15%	EBIT	1,075	716	50%	64%

2021 EBITDA(1) stood at Euro 1,531 million, up 34.0% versus the prior year and with an EBITDA(1) margin of 35.9%.
2021 EBIT was Euro 1,075 million, increased 50.2% versus prior year and with an EBIT margin of 25.2%.
Volume was positive (Euro 220 million), reflecting the shipments increase versus the prior year.
The positive Mix / price variance performance (Euro 212 million) was driven by the richer product mix thanks to the SF90 family and the Ferrari Monza SP1 and SP2, along with personalizations. This was partially offset by the Ferrari Roma and Portofino M ramp up and the reduced contribution of the 812 Superfast. The product mix was further boosted by our decision to embrace commercial opportunities on certain models, in line with order intake evolution, and also benefitting from deliveries of the SF90 Stradale being moved to 2021 from 2020.
Industrial costs / research and development expenses increased (Euro 65 million) mainly due to higher depreciation and amortization of fixed assets, product innovation activities and Formula 1 expenses which are net of technology-related government incentives, as well as start-up costs.
SG&A increased Euro 14 million mainly reflecting communication and marketing activities of model unveilings and lifestyle events, as well as the support to Company’s organizational development.
Other increased Euro 83 million reflecting the more favorable Formula 1 calendar and the higher contribution from brand-related and other supporting activities, partially offset by the lower prior year Formula 1 ranking.

Net financial charges in the year stood at Euro 33 million, down versus the Euro 49 million of the prior year, mainly reflecting lower net foreign exchange losses, including hedging costs.
The tax rate in the year was 20.1%, reflecting the current estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (ACE)(9), deductions for eligible research and development costs, hyper and super-depreciation of machinery and equipment.
As a result, the Adjusted Net profit(1) for the period was Euro 833 million, up 56.0% versus the prior year, and the Adjusted Diluted earnings per share(1) for the year reached Euro 4.50, compared to Euro 2.88 in FY 2020.
Industrial free cash flow(1) for 2021 was robust at Euro 642 million, driven by EBITDA(1) and the collection of advances on the 812 Competizione and 812 Competizione A, partially offset by capital expenditures(10) of Euro 737 million as well as taxes.
Net Industrial Debt(1) as of December 31, 2021 was Euro 297 million, compared to Euro 543 million as of December 31, 2020. During the year a total value of Euro 231 million shares were repurchased and Euro 162 million were distributed in dividends. Lease liabilities per IFRS 16 as of December 31, 2021 were Euro 56 million.
As of December 31, 2021, total available liquidity was Euro 2,020 million (Euro 2,040 million as of September 30, 2021), including undrawn committed credit lines of Euro 676 million.

9Also known as Notional Interest Deduction - NID
10Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases

2022 guidance, subject to trading conditions unaffected by Covid-19 pandemic restrictions and based on the following assumptions:
•Carefully leveraging strong demand
•Richer model mix being more than offset by the negative impact from the Ferrari Monza SP1 and SP2 phase out
•Ferrari Daytona SP3 and Ferrari Purosangue will commence production in 2022 with deliveries starting in 2023
•Formula 1 revenues reflecting more diversified but lower sponsorship, partially offset by better prior year ranking
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by Daytona SP3 advances collection
•Disciplined capital expenditures to fuel long term development

(€B, unless otherwise stated)	2019A	2020A	2021A	2022 GUIDANCE
NET REVENUES	3.8	3.5	4.3	∼4.8
ADJ. EBITDA (margin %)	1.27 33.7%	1.14 33.0%	1.53 35.9%	1.65-1.70 34.5%-35.5%
ADJ. EBIT (margin %)	0.92 24.4%	0.72 20.7%	1.08 25.2%	1.10-1.15 23%-24%
ADJ. DILUTED EPS (€)	3.71	2.88	4.50	4.55-4.75(11)
INDUSTRIAL FCF	0.68	0.17	0.64	≥0.60

FY 2021 highlights

Ferrari and Richard Mille signed a partnership contract
On February 22, 2021 it was announced that Ferrari and Richard Mille have signed a multi-year partnership agreement, which will see the Haute Horlogerie brand become sponsor and licensee for the Prancing Horse.

Share repurchase program resumed
On March 11, 2021 Ferrari communicated its intention to restart its multi-year share repurchase program announced on December 28, 2018 with a fourth tranche of up to Euro 150 million starting on March 12, 2021 and to end no later than September 30, 2021, of which up to Euro 120 million to be executed on the MTA market, now renamed Euronext Milan, under a non-discretionary share repurchase agreement with a primary financial institution and up to Euro 30 million to be executed on the NYSE under an additional mandate with a primary financial institution.

11Calculated using the weighted average diluted number of common shares as of December 31, 2021 (184,722 thousand)

Dividend distribution
On April 15, 2021 the Ferrari’s Annual General Meeting of Shareholders approved a dividend in cash of Euro 0.867 per outstanding common share, totaling approximately Euro 160 million, paid on May 5, 2021.

812 Competizione and 812 Competizione A: two interpretations of Ferrari’s racing soul
On May 5, 2021 Ferrari unveiled the 812 Competizione, the new limited-edition special series car derived from the 812 Superfast, and the 812 Competizione A, a Targa-top version, again a limited-series and an homage to the Prancing Horse’s glorious open-top tradition.
This duo of cars is dedicated to a very exclusive group of collectors and enthusiasts of the most noble of Ferrari traditions, which focuses on uncompromising maximum performance.

Ferrari appoints Benedetto Vigna as Chief Executive Officer
On June 9, 2021 Ferrari announced the appointment of Benedetto Vigna as its Chief Executive Officer. Mr. Vigna joined Ferrari on 1 September from STMicroelectronics (“ST”), where he was President of its Analog, MEMS (Micro-electromechanical Systems) and Sensors Group, ST’s largest and most profitable operating business in 2020. He was also a Member of the ST Group’s Executive Committee.
In his role as CEO Mr. Vigna’s priority will be to ensure that Ferrari continues to build on its leadership position as the creator of the world’s most beautiful and technically advanced cars. His unique knowledge, gained over 26 years working at the heart of the semiconductor industry that is rapidly transforming the automotive sector, will accelerate Ferrari’s ability to pioneer the application of next generation technologies.

New brand diversification activities
On June 13, 2021 Ferrari launched its first luxury collection, designed by Rocco Iannone, with a fashion show that happened amidst the assembly lines of the factory in Maranello. The following day the first of our new flagship stores was inaugurated in Maranello and subsequently in Milan and Los Angeles. Directly adjacent to the factory and the store, the new Cavallino Restaurant also opened, after its transformation into a modern Modenese trattoria now under the direction of Massimo Bottura.

296 GTB, defining fun to drive
On June 24, 2021 Ferrari unveiled the 296 GTB, the first V6 hybrid and the latest evolution of Maranello’s mid-rear-engined two-seater berlinetta, during an online event broadcasted on Ferrari’s social media and web channels. The 296 GTB redefines the whole concept of fun behind the wheel, guaranteeing pure emotions not just when pushing the car to its limits, but also in day-to-day driving situations.

Ferrari achieves the highest level of FIA Environmental Accreditation Programme Certification
On June 30, 2021 Ferrari announced to have awarded the three stars of FIA Environmental Accreditation Programme. The FIA Environmental Accreditation Programme is based on existing best practices in environmental sustainability, primarily the ISO 14001. Ferrari, who were previously awarded the certification in 2001 - with a renewal in 2016 to comply with the latest ISO 14001:2015 standards - have continued to press forward to achieve the three-star level, the highest level of accreditation.

Ferrari S.p.A. proves again to be an Equal-Salary company. Certification confirmed also in North America.
On July 12, 2021 Ferrari S.p.A. confirmed the Equal-Salary Certification achieved one year ago, that was only the beginning of a long-term process involving all stages of its people management and development, not a result merely to be preserved but a commitment requiring ongoing renewal. Ferrari North America confirmed Equal-Salary certification recently as well, a sign of change underway and destined to continue.

Ferrari N.V. places Euro 150 million in bonds with U.S. private investors, due 2032
On July 29, 2021 Ferrari N.V. announced that it completed a private placement to certain US institutional investors of Euro 150 million aggregate principal amount of 0.91% senior notes due 2032.

Exor, Ferrari and LoveFrom announce creative partnership
On September 27, 2021 Exor N.V. and Ferrari N.V. announced a long term, multi-year collaboration with the creative collective LoveFrom. The first expression of this new partnership will bring together Ferrari’s legendary performance and excellence with LoveFrom’s unrivalled experience and creativity that has defined extraordinary world changing products.

Multi-year share repurchase program: completion of the fourth tranche and announcement of the fifth tranche
On October 4, 2021 Ferrari N.V. informed that it had completed on September 30, 2021 the Fourth Tranche of the multi-year share repurchase program. On the same date, the Company announced the continuation of its already disclosed program with a Fifth Tranche of up to Euro 150 million from October 5, 2021 to no later than March 31, 2022.

Ferrari Daytona SP3: the new ‘icona’ inspired by the legendary victories of Maranello’s sports prototypes
On November 20, 2021 at the Mugello Circuit during the 2021 Ferrari Finali Mondiali Ferrari unveiled the Ferrari Daytona SP3, a limited edition that joins the Icona series which debuted in 2018 with the Ferrari Monza SP1 and SP2. The Ferrari Daytona SP3 sports a naturally-aspirated V12, mid-rear-mounted in typical racing car style.

Scuderia Ferrari and Banco Santander back together again, with a new multi-year agreement
On December 21, 2021 Ferrari announced that, as from 2022 season, Banco Santander will be a team Premium Partner, reviving a collaboration that it previously enjoyed with the Maranello team from 2010 to 2017.

Ferrari and Velas: performance and innovation for a new winning partnership
On December 27, 2021 Ferrari announced that, from the 2022 season, Scuderia Ferrari will count on a new Premium Partner – Velas Network AG, a global player in the blockchain and NFT sector renowned for the creation and integration of cutting edge digital products and services. The multi-year agreement provides for the creation of exclusive digital content for the Scuderia's fans.

Subsequent events

Ferrari designs a new organizational structure to seize opportunities ahead
On January 10, 2022 Ferrari presented a new organizational structure, consistent with its strategic objectives to nurture the exclusivity of the Brand, enrich product excellence, stay true to its racing DNA and focus on the achievement of carbon neutrality by 2030. The new organizational structure will further foster innovation, optimise processes and increase collaboration both internally and with partners, broadening the leadership team through both the promotion of internal talent and a number of key strategic external hires.

Share repurchase program
Under the common share repurchase program, from January 3, 2022 to January 31, 2022, the Company purchased a further 197,511 common shares for a total consideration of Euro 41.8 million. At January 31, 2022 the Company held in treasury an aggregate of 10,277,614 common shares. As of the same date, the Company held 4.0% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.
Forward Looking Statements
This document, and in particular the section entitled “2022 guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the impact of the application of the new Formula 1 regulations coming into effect in 2022, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the effects of the evolution of and response to the Covid-19 pandemic; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in China and other growth markets; the Group’s low volume strategy; global economic conditions, pandemics and macro events; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of Brexit on the UK market; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2021	2020		2021	2020
231	244	Capital expenditures(10)	737	709
99	98	of which capitalized development costs(12) (A)	363	320
172	154	Research and development costs expensed (B)	574	527
271	252	Total research and development (A+B)	937	847
57	48	Amortization of capitalized development costs (C)	194	180
229	202	Research and development costs as recognized in the consolidated income statement (B+C)	768	707

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

12    Capitalized as intangible assets

Total net revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2021			2021
2021	at constant		2021	at constant
	currency			currency
954	942	Cars and spare parts	3,573	3,612
44	44	Engines	189	189
154	155	Sponsorship, commercial and brand	431	437
20	19	Other	78	80
1,172	1,160	Total Net Revenues	4,271	4,318

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2021		2021
265	EBIT	1,075
265	Adjusted EBIT	1,075
5	Currency (including hedges)	(44)
260	EBIT at constant currency	1,119
260	Adjusted EBIT at constant currency	1,119

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2021		2021
398	EBITDA	1,531
398	Adjusted EBITDA	1,531
5	Currency (including hedges)	(44)
393	EBITDA at constant currency	1,575
393	Adjusted EBITDA at constant currency	1,575

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2021	2020	Change		2021	2020	Change
214	263	(49)	Net profit	833	609	224
47	(23)	70	Income tax expense	209	58	151
4	11	(7)	Net financial expenses	33	49	16
133	121	12	Amortization and depreciation	456	427	29
398	372	26	EBITDA	1,531	1,143	388

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2021	2020	Change		2021	2020	Change
398	372	26	EBITDA	1,531	1,143	388
-	-	-	Adjustments	-	-	-
398	372	26	Adjusted EBITDA	1,531	1,143	388

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2021	2020	Change		2021	2020	Change
265	251	14	EBIT	1,075	716	359
-	-	-	Adjustments	-	-	-
265	251	14	Adjusted EBIT	1,075	716	359

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2021	2020	Change		2021	2020	Change
214	263	(49)	Net profit	833	609	224
-	(75)	75	Adjustments	-	(75)	75
214	188	26	Adjusted net profit	833	534	299

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the twelve months ended
December 31,				December 31,
2021	2020	Change		2021	2020	Change
1.16	1.42	(0.26)	Basic EPS	4.50	3.29	1.21
-	(0.40)	0.40	Adjustments	-	(0.40)	0.40
1.16	1.01	0.15	Adjusted basic EPS	4.50	2.88	1.62
1.16	1.41	(0.25)	Diluted EPS	4.50	3.28	1.22
-	(0.40)	0.40	Adjustments	-	(0.40)	0.40
1.16	1.01	0.15	Adjusted diluted EPS	4.50	2.88	1.62

Basic and diluted EPS(13)

For the three months ended			(Euro million, unless otherwise stated)	For the twelve months ended
December 31,				December 31,
2021	2020	Change		2021	2020	Change
214	262	(48)	Net profit attributable to the owners of the Company	831	608	223
183,989	184,748		Weighted average number of common shares (thousand)	184,446	184,806
1.16	1.42	(0.26)	Basic EPS (in Euro)	4.50	3.29	1.21
184,264	185,322		Weighted average number of common shares for diluted earnings per common share (thousand)	184,722	185,379
1.16	1.41	(0.25)	Diluted EPS (in Euro)	4.50	3.28	1.22

13    For the three and twelve months ended December 31, 2021 and 2020 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the equity incentive plans

Net Industrial Debt, defined as total Debt less Cash and Cash Equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Dec. 31, 2021	Sept. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020
Debt	(2,630)	(2,591)	(2,360)	(2,283)	(2,725)
of which leased liabilities as per IFRS 16 (simplified approach)	(56)	(59)	(61)	(62)	(62)
Cash and Cash Equivalents	1,344	1,273	922	980	1,362
Net Debt	(1,286)	(1,318)	(1,438)	(1,303)	(1,363)
Net Debt of Financial Services Activities	(989)	(950)	(886)	(883)	(820)
Net Industrial Debt	(297)	(368)	(552)	(420)	(543)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2021	2020		2021	2020
356	411	Cash flow from operating activities	1,283	839
(231)	(244)	Investments in property, plant and equipment and intangible assets(10)	(737)	(709)
125	167	Free Cash Flow	546	130
(15)	(13)	Free Cash Flow from Financial Services Activities	(96)	(42)
140	180	Free Cash Flow from Industrial Activities(14)	642	172

14    Free cash flow from industrial activities for the three and twelve months ended December 31, 2020 includes approx. Euro 1 million related to withholding taxes

On February 2, 2022, at 3:00 p.m. CET, management will hold a conference call to present the FY 2021 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.